OCI Partners LP

P.O. Box 1647

Nederland, Texas 77627

September 18, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	OCI Partners LP
Registration Statement on Form S-1
File No. 333-189350

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, OCI Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of the Partnership’s draft Amendment No. 4 (“Amendment No. 4”) to the Partnership’s Registration Statement on Form S-1, File No. 333-189350 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered and the total number of common units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in Amendment No. 4, which the Partnership plans to file through EDGAR on or about September 23, 2013 prior to launching the Offering. In addition, as discussed with the Staff, the Partnership is also submitting as Exhibit A hereto certain pages of Amendment No. 4 that reflect the decrease in the anticipated size of the Offering, including changes to the Partnership’s unaudited pro forma condensed financial statements.

The Offering terms are a bona fide estimate, as of September 18, 2013, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 20,125,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 2,625,000 additional common units. As discussed with the Staff, this range is initially being provided for your consideration by correspondence due to the

Partnership’s and the underwriters’ concern in regard to providing such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into Amendment No. 4.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in Amendment No. 4.

* * * *

Please direct any questions or comments regarding this correspondence to our counsel, Brett E. Braden of Latham & Watkins LLP, by telephone at (713) 546-7412 or by fax at (713) 546-5401.

Very truly yours,

/s/ Frank Bakker
Frank Bakker
President and Chief Executive Officer
OCI GP LLC

cc:	Craig Slivka, Securities and Exchange Commission

Fady Kiama, OCI Partners LP

Brett E. Braden, Latham & Watkins LLP

Divakar Gupta, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

Stephanie C. Beauvais, Andrews Kurth LLP

Exhibit A

(attached)